
05006788

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Trinidad Energy Services Income Trust

*CURRENT ADDRESS Suite 1810, 540
5th avenue SW
Calgary, Alberta T2P 0M2
(Canada)

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34867 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 3/25/05

FORWARD-LOOKING STATEMENTS

From time to time Trinidad makes written and oral forward-looking statements. These may be included in the Annual Report, filings with Canadian regulators in reports to shareholders and in other communications. These forward-looking statements include but are not limited to comments with respect to objectives and strategies, financial condition, results of operations, the outlook for the industry and risk management discussions.

By their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. We caution readers of this Annual Report not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

Forward-looking statements may be influenced by the level of exploration and development activity carried on by customers, commodity prices, weather, access to capital markets and government policies. We caution that the foregoing list of important factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to investors and others should carefully consider the foregoing factors as well as other uncertainties and events.

ANNUAL GENERAL MEETING

The Annual General Meeting of Unitholders will be held at 10:00 am, MDT on Wednesday, June 9th, 2004 in the Viking Room, Calgary Petroleum Club located at 319 – 5th Avenue SW, Calgary, Alberta. Shareholders and other interested parties are encouraged to attend.

CORPORATE INFORMATION

Board of Directors

Michael E. Heier
Calgary, Alberta

Grant D. Abbott
Calgary, Alberta

Kevin A. Bennett
Calgary, Alberta

Peter J. Gross
Calgary, Alberta

John M. Friesen
Steinbach, Manitoba

Naveen Dargan
Calgary, Alberta

Corporate Management

Michael E. Heier
Chairman & CEO

Lyle C. Whitmarsh
President

Brent J. Conway
Chief Financial Officer

Corporate Offices

Suite 1810, 540 – 5th Avenue SW
Calgary, Alberta T2P 0M2
Ph : [403] 265-6525
Fax: [403] 265-4168

Box 2159, 4810 – 62nd Avenue
Lloydminster, Alberta T9V 2E9
Ph : [780] 875-1414
Fax: [780] 875-1930

Bankers

G.E. Capital Canada
Calgary, Alberta

TD Canada Trust
Calgary, Alberta

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

Legal Counsel

Blake, Cassels & Graydon LLP
Calgary, Alberta

Politeski, Strilchuk and Milen
LLoydminster, Alberta

Registrar and Transfer Agent

Valiant Trust Company
Calgary, Alberta

The Toronto Stock Exchange

Trading Symbol: TDG.UN

Visit our website at
www. trinidaddrilling.com

Designed by The Cat's Meow Design Group Printed by Makeda Press

PERFORMANCE HIGHLIGHTS

	Twelve Months Ended December 31	
	2003	2002
	$	$
FINANCIAL PERFORMANCE		
Revenue	62,338,242	27,489,477
Operating expenses	38,498,281	18,945,153
Margin	23,839,961	8,544,324
General & administrative expenses	5,502,001	2,896,250
EBITDA	14,910,960	5,648,074
Net income	4,598,812	1,254,948
Cash flow from operations [1]	15,743,076	4,553,910
Net book value	83,627,894	23,920,433
Earnings per unit [1]	.25	.17
Earnings per unit	.25	.12
Cash flow from operations per unit [1]	.86	.45
Net book value per outstanding unit	2.99	2.27
Outstanding units at year end (basic)	27,949,881	10,558,474
Weighted average unit (basic)	18,084,880	10,189,113
Diluted units	18,360,628	10,210,214

Per unit numbers refer to diluted calculations unless otherwise noted

[1] Excludes Trust re-organization expenses



Trinidad had what can only be described as an exceptional year in 2003



MANAGEMENT TEAM (from left to right)
LYLE WHITMARSH, President; MICHAEL HEIER, Chairman & Chief Executive Officer; BRENT CONWAY, Chief Financial Officer

LETTER TO THE UNITHOLDERS



CORPORATE REVIEW

Trinidad had what can only be described as an exceptional year in 2003. During the year, Trinidad's goals were to deliver performance in all aspects of our business. We entered 2003 with a business strategy focused on accretively growing our business while continuing to be an industry leader in terms of safety, utilization and operating performance.

Trinidad's goal is to outperform the market and deliver strong returns for the benefit of our unitholders. In 2003, Trinidad delivered on this commitment.

TRINIDAD'S ACCOMPLISHMENTS

- Completed three acquisitions adding significant deep drilling capacity and a total of nine drilling rigs with the acquisitions of the assets of Bear Drilling and Saturn Drilling and the Poncho rig purchase.
- Completed the construction in January and February 2004 of two additional heavy double 3,700 metre drilling rigs under long term contracts.
- Surpassed the industry in utilization by 19% for 2003.
- Successfully integrated both the Saturn and Bear acquisitions and retained the crews and key operational personnel.
- Increased our distribution to unitholders four times throughout the year from $.27 per year in January 2003 to $.54 per year by December 2003.
- Delivered a combined return from distributions and capital appreciation of 223% to our unitholders.
- Improved operating margins by controlling operating costs and focusing capital investment.
- Strengthened overall financial position in terms of working capital and financial leverage.

Trinidad's accomplishments have changed the face of the Trust. Trinidad more than tripled its asset base in 2003. The Trust is now truly a complete provider of drilling services. We enter 2004 with a strongly positioned rig fleet operated by some of the best personnel in the industry.

STRATEGIC OUTLOOK

Our strategy in 2004 is to continue with our focus of adding incremental drilling capacity focused on deeper drilling capacity of 2,500 metres or greater. Trinidad will also pursue opportunities on the well servicing side of the market which provide deeper or specialized services to achieve stronger margins or improved utilization.

Finally, we will also look to add other services domestically or in select international markets that meet our investment criteria. We have and will continue to evaluate all investment opportunities using a well defined model based on cost of capital and accretive growth for our unitholders. Trinidad's investments are designed to deliver strong returns for unitholders by capitalizing on industry conditions and trends.



TRINIDAD'S GOAL IS TO OUTPERFORM THE MARKET AND DELIVER STRONG RETURNS

In 2003, the industry conditions and strong commodity prices resulted in record drilling activity. The industry drilled over 21,000 wells in 2003. Despite the number of wells drilled during the past year, the industry as a whole, saw a decline in overall reserves. These results are caused by higher decline rates and a very tight supply and demand market for oil and gas commodities.

The long term outlook is that we are likely to continue to see strong drilling activity in 2004 and a continued push to add deeper longer term reserves.

OUTLOOK

Looking ahead, Trinidad emerges from 2003 having reached a new level in terms of drilling capabilities, return potential, and capitalization. The Trust has provided significant return for our unitholders by staying true to its focus of accretive growth. Trinidad is in a very strong financial position to continue to deliver growth and value for our unitholders. The 2004 drilling forecast is estimated to be 20,000 wells. The well profiles are as they were in 2003 weighted more to gas well drilling with approximately 70% of all wells drilled targeting natural gas.

Trinidad's current fleet of modern and adaptable rigs is well positioned to capture the opportunities that we see developing in 2004 and in future years. Our business philosophy is a simple one – "It's About Results". Our objectives are to achieve the highest possible levels of performance in operations, safety, equipment design and capital investment. Trinidad will continue to pursue these objectives and add value for the benefit of our unitholders.

ACKNOWLEDGMENT

During 2003, Trinidad Energy Services Income Trust saw significant challenges due to increased industry activity levels and the successful growth we enjoyed in terms of acquisitions and new construction. As a result of these conditions, our employees were asked to respond to and maintain strong operational and safety performance. In 2003, our employees delivered above average industry rig utilization, improved margins, and strong safety performance. We are very proud of the performance of our employees and what Trinidad has accomplished with their help and the support of our Board of Directors. We would like to thank our employees, directors and our unitholders for their continued support.

MICHAEL E. HEIER	LYLE C. WHITMARSH	BRENT J. CONWAY
Chairman & Chief Executive Officer	President	Chief Financial Officer

45% AVERAGE QUARTERLY RETURN


UNITHOLDER RETURN
QUARTERLY TOTAL
48.6
34.8
55.3
34
50.1
60%
45%
30%
15%
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Yield
Capital Yield

100% INCREASE IN DISTRIBUTION


2003 QUARTERLY
DISTRIBUTION (c)
9
9.5
10.5
12.5
15
12
9
6
Q1
Q2
Q3
Q4

2003 OPERATIONS

MARKETING

Marketing efforts were focused on providing our customers with a drilling package that meets or exceeds their performance expectations not only with regard to cost, but safety as well. Management has supported the marketing team with proactive initiatives to improve the efficiencies of the operation from spud to rig release.

Trinidad's team works closely with Management to solve customer requests in a timely manner. The company added to its fleet capabilities by acquiring the assets of Bear Drilling. This allowed the marketing team to bid wells in the 5,000 metre plus range, allowing the company to provide our customers with the equipment to drill from shallow coal bed methane wells, to some of the deepest wells in the Western Canadian Sedimentary Basin. The results were an increased utilization which surpassed the industry average by over 19% when all divisions are compared to their peers. Trinidad has developed a reputation for providing efficient, safe, environmentally conscious, and innovative drilling services.

The company has become a preferred contractor for several major operators. Management believes that this is a direct result of our quality personnel, equipment, safety, service and experience. The goal is to further differentiate ourselves from our competition, enhance customer and employee loyalty and have Trinidad recognized as a premier drilling contractor.

$62.4 MILLION IN REVENUE





OPERATIONS

Trinidad's operational focus for 2003 was to provide our customers with rigs that are fully crewed with qualified and experienced workers. Trinidad examined the changing requirements placed on people and equipment along with evolving well bore parameters, and responded with innovative technology. Technology has become an increasingly important part of our long term strategy. Our customers recognize Trinidad's commitment to identify areas that result in a safer work environment and increased operational performance.

Trinidad will continue to provide the oil and gas industry with qualified employees, equipment and innovations that push the envelope on performance. Management will pursue alternatives that think outside the box of traditional equipment and procedures. As we begin 2004, we remain patient, disciplined and focused. Through the dedication and hard work of our people, we continue to successfully execute our business plan for the ultimate benefit of our unitholders.

SAFETY

Trinidad believes that creating a safe workplace for our employees is more than a business objective – it is a moral obligation that management takes very seriously. Trinidad's challenge to the safety team is to create an accident free workplace for all employees who are personally accountable not only for their well-being, but also for that of their co-workers. Senior management supports the safety team with direct involvement from the CEO, President and CFO to ensure that they have the resources required to implement corrective measures.

Trinidad created a corporate Safety Committee led by senior management from all departments that meets each month to conduct a comprehensive safety audit. The company has successfully maintained their Certificate of Recognition this year with an interim audit score of 95%, further supporting management's conclusion that safety must be promoted by senior officers. The company stresses the importance of continuous improvement of quality systems, as well as health, environmental care, and safety issues. Trinidad rewards employees who have maintained an incident free record and are committed to supporting their employees with innovative equipment and technology that will enhance safety.


254%
NET INCOME
INCREASE

ENVIRONMENTAL

Trinidad's goal is to have zero impact on the environment as a result of any company operations. The company has a reporting procedure in place to report any concerns to management so that proper corrective action may be implemented to minimize the effects of any incident. Management demonstrates their support by promoting rig designs that provide a more environmentally friendly operation.

The company has modified existing rigs and constructed new rigs that drastically reduce excessive noise levels, oil contamination, fuel spills, size and direct time spent on location. Management conducts audits throughout the year to ensure compliance with provincial and federal regulations that apply to Trinidad's operations. These standards are posted at each wellsite to inform all workers of their responsibilities and to encourage compliance with waste management.

WELL SERVICING

In 2003, the Well Servicing division focused on ensuring that it provided equipment which exceeded industry standards. Management implemented operational directions to ensure compliance as the oil and gas industry sets new standards. The company has also committed to a capital program that includes the installation of Detroit Diesel

Series engines that will exceed future regulations. Some operational benefits of replacing older style engines include less environmental damage, better fuel consumption, and longer life. Management has witnessed more commitment from our customers when they understand the direction the Well Servicing division is pursuing. Trinidad is committed to being proactive to industry needs and regulations and provides support to management in order to offer the best well servicing units in the industry.

The key to our successful Well Servicing division is the people. Management has supported employees with better training, new equipment, a safer work environment, and an opportunity to provide feedback. During 2003, the company implemented improved purchasing policies with tighter controls on operating costs. This allowed management to evaluate the margins and make decisions on current performance. The Well Servicing division will continue to make advancements in future regulation compliance in a proactive manner. Management is focused on supplying their customers with the best people and equipment in the industry.

OPERATING PERFORMANCE

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Drilling Rigs				
Operating Days	1,398	555	3,936	1,890
Utilization Rate – Trinidad	72%	50%	63%	43%
Utilization Rate – CAODC	57%	41%	53%	39%
Service Rigs				
Utilization Rate – Trinidad	70%	64%	67%	53%
Utilization Rate – CAODC	59%	47%	56%	49%
Drilling Fleet	21	12	21	12
Service Rig Fleet	8	8	8	8

63% RIG UTILIZATION


Q1
Q2
Q3
Q4
Total


2003 RIG UTILIZATION
TRINIDAD VS. INDUSTRY
100%
80%
60%
40%
Trinidad
CAODC Industry Average

DRILLING RIG FLEET

Rig #	Type	Manufacturer & Type	Depth (metres)
ORIGINAL			
1	Heavy Double	Rigmaster P-500	2,800
2	Heavy Double	Rigmaster P-500	3,200
3	Heavy Double	Rigmaster P-500	2,800
4	Heavy Double	Rigmaster P-500	2,800
5	Triple	TMS Unit 15	2,500
6	Single	George E. Failing 2500	1,000
7	Single	George E. Failing 2500	1,250
8	Rng III Single	Rigmaster P-300	1,800
9	Rng III Single	Rigmaster P-300	1,800
10	Rng III Single	Rigmaster P-300	1,800
11	Rng III Single	Rigmaster P-300	1,800
12	Rng III Single	Rigmaster P-300	1,800
SATURN PURCHASE			
13	Heavy Double	TSM 7000A	3,000
14	Heavy Double	Rigmaster P800	3,000
15	Triple	Rigmaster P850	3,500
PONCHO PURCHASE			
16	Heavy Double	Mastco	3,200
BEAR PURCHASE			
17	Heavy Double	Mastco	3,600
18	Heavy Double	Hyduke	3,300
19	Heavy Double	Dreco	3,500
20	Triple	Mastco	5,500
21	Triple	Mastco	4,200

TRINIDAD ADDED SIGNIFICANT DEEP DRILLING CAPACITY AND A TOTAL OF 19 DRILLING RIGS


5,500m
IN DRILLING
DEPTH CAPACITY

DRILLING RIG FLEET

Rig #	Type	Manufacturer & Type	Depth (metres)
NEW BUILDS			
22	Heavy Double	Rigmaster	3,500
23	Heavy Double	Rigmaster	3,500
ARROW ACQUISITION (Closed in 2004)			
24	Heavy Double	Dreco	1,900
25	Single	Gardner Denver	1,300
26	Single	Rigmaster	1,300
27	Heavy Double	Dreco	1,800
28	Single	Rigmaster	2,300
29	Heavy Double	Ideco	2,000
30	Single	Ideco	1,300
31	Single	Rigmaster	2,600
SERVICE RIG FLEET			
1	Double/Single	Cardwell Mainland	1,500
2	Double/Single	Cardwell Mainland	1,500
3	Single/Single	Uniflex	800
4	Double/Single	Cardwell Mainland	1,500
5	Double/Single	Franks	2,000
6	Single/Single	Franks	1,200
7	Double/Single	Sky Top Brewster	2,000
8	Double/Single	Cooper	1,500



MANAGEMENT'S DISCUSSION AND ANALYSIS

OPPORTUNITIES TO GROW, THE STRENGTH TO SUCCEED

The Management's Discussion and Analysis has been prepared taking into consideration information available to March 16, 2004. The following discussion is based on the Trust's consolidated financial statements which were prepared in accordance with generally accepted accounting principles. The discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes contained on pages 26 to 36 of this report.

The Trust commenced operations on September 18, 2002. The financial information follows the continuity of interest basis as if Trinidad Energy Services Income Trust had always been a trust. This basis is intended to provide unitholders with meaningful financial information. As a result, certain comparative figures include Trinidad Drilling Ltd. results from January 1, 2002 to September 17, 2002 and the Trust's results of operations from September 18, 2002 to December 31, 2002.

The report contains certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

Trinidad achieved record revenues, earnings and cash flow during 2003. Strong industry fundamentals and operating performance provided Trinidad with strong utilization and improved margins.

The industry drilled approximately 21,758 wells in Western Canada in 2003. The strong activity levels experienced combined with Trinidad's growth through acquisition, caused our operating results to increase significantly. Overall rig utilization during 2003 was 53% for the industry. Trinidad beat the industry by 19% and achieved overall rig utilization of 63% for the year.

Trinidad's goals for 2003 were to build on our operational capabilities both in terms of capacity and the scope of the drilling services that we were able to provide. To accomplish this, we took a two-pronged approach. We added significant drilling capacity and capability through the acquisition of Saturn Drilling, Bear Drilling and Poncho Rigs. These acquisitions added drilling depth capacity and allowed Trinidad to better meet the needs of its customer base. The second approach was customer driven capital investment in new assets through construction. This initiative invoked significant capital investment in equipment design and technology. These investments again added to Trinidad's drilling capabilities and improved overall operational and safety performance.

FOURTH QUARTER REVIEW

Trinidad's fourth quarter reflects both an increase in overall drilling activity and the extra capacity that has been added through acquisition. Trinidad's operating days increased to 1,398 from 555 in 2002 while utilization for the same period increased from 50% to 72%. Trinidad continued its strong utilization and margin performance and surpassed the industry by 26% in the fourth quarter. During the fourth quarter, Trinidad continued to add to its drilling capabilities by building two new telescopic double drilling rigs under contract to meet customer demands. Trinidad's revenues for the fourth quarter increased to $24.1 million from $8.2 million in 2002. Earnings before interest, taxes and depreciation increased from $1.4 million to $6.0 million for the fourth quarter of 2003. Cashflow from operations for the fourth quarter increased to $7.4 million ($.29 per unit) from $1.1 million ($.11 per unit) in 2003. Net income before unit based compensation expense for the same period increased to $3.5 million ($.14 per unit) from $0.5 million ($.05 per unit) in 2003.

FINANCIAL AND OPERATING HIGHLIGHTS

	Q4	Q3	Q2	Q1	Total
2003					
FINANCIAL					
Revenue	**24,107,225**	**17,814,703**	**6,539,505**	**13,876,809**	**62,338,242**
Gross margin	**10,876,610**	**6,564,777**	**1,336,734**	**5,061,840**	**23,839,961**
EBITDA [1]	**5,949,208**	**4,789,423**	**72,567**	**4,099,762**	**14,910,960**
Funds flow from operations before re-organization expenses	**7,455,029**	**4,607,787**	**(71,868)**	**3,752,128**	**15,743,076**
Per unit (diluted)	**0.29**	**0.21**	**(0.01)**	**0.35**	**0.86**
Net income before unit based compensation	**3,547,399**	**2,713,692**	**(308,049)**	**2,072,773**	**8,025,812**
Per unit (diluted)	**0.14**	**0.12**	**(0.02)**	**0.20**	**0.44**
Net income (loss)	**1,086,399**	**2,102,692**	**(663,049)**	**2,072,773**	**4,598,815**
Per unit (diluted)	**0.04**	**0.09**	**(0.04)**	**0.19**	**0.25**
Units outstanding (weighted average)	**25,205,568**	**21,593,352**	**14,976,887**	**10,618,685**	**18,084,880**
Units outstanding (diluted)	**25,899,912**	**22,143,023**	**15,374,891**	**10,743,349**	**18,360,628**
OPERATING					
Operating days – drilling	**1,398**	**1,193**	**455**	**890**	**3,936**
Rate per drilling days ($)	**16,050**	**14,004**	**11,261**	**13,743**	**14,355**
Utilization rate – Trinidad	**72%**	**68%**	**33%**	**83%**	**63%**
CAODC industry average	**57%**	**53%**	**30%**	**72%**	**53%**
Drilling rigs operating	**21**	**20**	**15**	**12**	**21**
Utilization rate for service rigs	**70%**	**67%**	**57%**	**71%**	**67%**
CAODC industry average	**59%**	**60%**	**43%**	**65%**	**56%**
Service rigs operating	**8**	**8**	**8**	**8**	**8**
2002					
FINANCIAL					
Revenue	8,259,069	5,922,588	3,782,398	9,525,422	27,489,477
Gross margin	2,305,954	1,748,666	835,562	3,654,149	8,544,331
EBITDA [1]	1,353,087	1,112,363	266,541	2,916,083	5,648,074
Funds flow from operations before re-organization expenses	1,106,754	833,899	(11,035)	2,624,292	4,553,910
Per unit (diluted)	0.11	0.08	(0.01)	0.26	0.45
Net income before unit based compensation	477,956	(131,106)	(221,554)	1,129,652	1,254,948
Per unit (diluted)	0.05	(0.01)	(0.02)	0.11	0.12
Net income (loss)	477,956	(131,106)	(221,554)	1,129,652	1,254,948
Per unit (diluted)	0.05	(0.01)	(0.02)	0.11	0.12
Units outstanding (weighted average)	10,189,113	10,535,849	10,035,849	10,035,849	10,189,113
Units outstanding (diluted)	10,210,214	10,535,849	10,035,849	10,035,849	10,210,214
OPERATING					
Operating days – drilling	555	409	272	654	1,890
Rate per drilling days ($)	12,125	10,721	9,853	13,379	11,928
Utilization rate – Trinidad	50%	37%	25%	61%	43%
CAODC industry average	41%	35%	22%	59%	39%
Drilling rigs operating	12	12	12	12	12
Utilization rate for service rigs	64%	64%	57%	37%	53%
CAODC industry average	47%	50%	39%	57%	49%
Service rigs operating	8	8	8	8	8

Notes:

[1] *EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.*

The acquisitions and new construction programs were financed by new equity financing completed in November and by the use of internal cashflow. Trinidad's working capital position and leverage continued to improve in the fourth quarter due to strong activity levels and the additional equity which was issued.

REVENUE & OPERATING EXPENSE (Millions $)

	2003	2002	Change	%
Revenue	**62.4**	27.5	34.9	127
Operating expense	**38.5**	18.9	19.6	104
Margin percentage	**38%**	31%	7%	23%

RESULTS OF OPERATIONS

Trinidad's revenues for 2003 increased to $62.4 million from $27.5 million in 2002. This represents a 127% increase from the revenues which Trinidad achieved in 2002. These revenues are a direct result of the strong market conditions which prevailed in 2003 and Trinidad's significant growth. Operating expenses for the year increased to $38.5 million from $18.9 million effectively in proportion to the increase in revenue. The improved margins which were achieved are a result of a number of factors including strong activity levels, efficient operating practices, and above average rig utilization subsequent to the new rigs Trinidad acquired and new construction program.

GENERAL & ADMINISTRATION EXPENSES (Millions $)

	2003	2002	Change	%
General & administrative expense	**5.5**	2.9	2.6	90

General and administrative expenses for 2003 totaled $5.5 million as compared to $2.9 million in 2002. The increase in general and administrative expense is a direct result of the expansion of Trinidad's business through both acquisition and new construction. As a percentage of revenue, general and administrative expense actually decreased from 11% in 2002 to 9% in 2003 as a result of the economies of scale created by Trinidad's acquisitions.

DEPRECIATION EXPENSE

	2003	2002	Change	%
Depreciation expense (Millions $)	**5.8**	2.2	3.6	164
Depreciation expense per drill day ($)	**1,473**	1,164	309	27





Depreciation expense for 2003 increased to $5.8 million from $2.2 million in the previous year. On a per drill day basis, depreciation expense increased from $1,164 to $1,473 per drilling day. Trinidad's depreciation increase is a result of the increased drilling days experienced in 2003.

The increased rate per drilling day is due to the deeper capacity rigs which were purchased during the year which have higher capital costs.

INCOME TAX EXPENSES (Thousands $)

	2003	2002	Change	%
Current taxes	**336**	115	221	192
Future taxes	**1,886**	323	1,563	484

Trinidad's current taxes increased in 2003 as a result of capital taxes which rose due to the increase in capital assets. Future taxes increased as a result of claiming capital cost allowance in excess of depreciation and were higher in 2003 due to higher operating income.

NET INCOME AND CASH FLOW (Millions $)

	2003	2002	Change	%
Net income before re-organization trust expense & unit based compensation	**8.0**	2.5	5.5	220
Net income	**4.6**	1.3	3.3	254
Funds flow from operations	**15.7**	4.6	11.1	241

2003 net income includes a $3,427,000 expense resulting from the adoption of the CICA unit based compensation (please refer to note 3 of the financial statements).

2002 net income included expenses of $818,179 that related to the costs of the Trust re-organization. Both net income and net income before these expenses have been presented to allow the reader to evaluate the impact of these items.

Net Income for 2003 rose to $4.6 million from $1.3 million in 2002 representing a 254% increase. Net Income increased to $.25 per unit from $.12 per unit in 2002.

The additions the Trust made in the form of acquisitions and new construction significantly added to the base earnings capability of Trinidad. This growth combined with strong utilization and industry activity caused net income to increase substantially.

Funds flow from operations for 2003 increased to $15.7 million from $4.6 million for an increase of 241% from 2002. Funds flow from operations on a per unit basis increased to $.86 per unit from $.45 per unit in 2002.

CAPITAL INVESTMENT (Millions $)

	2003	2002	Change	%
Capital asset additions	**70.0**	1.4	68.6	4,900

Capital additions were significant for the Trust in 2003 due to our acquisitions and new construction. Capital additions for 2003 were as follows:

Saturn Acquisition	$ 16.6
Bear Acquisition	41.0
New Construction	12.4
	$ 70.0

The additions that were completed added significant drilling capability and capacity to Trinidad. These additions have allowed Trinidad to provide a complete range of drilling services and contributed positively to the Trust operating results. Trinidad's capital expenditures in 2003 were much higher than in 2002 due to the successful growth of the Trust. The additions completed were in response to our customer requests for deeper drilling capacity and in response to market driven demand fundamentals.

On March 15, 2004 capital additions increased by a further $45 million with the acquisition of Arrow Drilling.

UNITHOLDERS CAPITAL (Millions $)

	2003	2002	Change	%
Unitholders Capital	**79.1**	18.8	60.3	320

Unitholder Capital increased by $60.3 million with the issuance of an additional 17.4 million units. Issuance of the units was to complete the Saturn acquisition, Bear acquisition and for the new construction. (See Note 11 in the consolidated financial statements). On March 15, 2004 the Trust issued 4.1 million units for gross issue proceeds of $32 million. In addition, the Trust issued 2.3 million in a new series of exchangeable shares for proceeds of $18 million for the Arrow acquisition. (See Note 14 in the consolidated financial statements).

CONTRACTUAL OBLIGATIONS (Thousands $)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Leases, Building & Equipment	1,796	369	717	710	Nil



LIQUIDITY AND CAPITAL RESOURCES (Millions $)

	2003	2002	Change	%
Working capital	**9.2**	1.4	7.8	557
Net debt	**25.9**	12.5	13.4	107

In 2003, Trinidad's strategy for growth included a strategy of focused financing. The Trust's goals were to finance its growth on an accretive basis and at the same time improve its overall financial position in terms of working capital and net debt. The Trust's balance sheet at the year ending 2003 puts Trinidad in a very strong position to capitalize on future opportunities and provide unitholders with added confidence.

Our working capital position at December 31, 2003 was $9.2 million compared to $1.4 million for the prior year. The Trust's net debt position increased to $25.9 million from $12.5 million while at the same time, capital assets increased from $38.5 million in 2002 to $103.0 million in 2003. During 2003, Trinidad grew its asset base significantly and financed this growth in a manner that improved the overall financial position of the Trust.

Looking ahead to 2004, future growth opportunities will be financed based on the same financing strategy of maintaining a strong financial position and managing investment risk for our unitholders.

DISTRIBUTIONS

The Trust manages its distributions based on a payout ratio goal of 70 – 75% of funds available for distribution. Distributions are reviewed at least on a quarterly basis and distribution levels set based on cash flow from operations on an earned basis.

936 OPERATING DAYS

TOTAL DISTRIBUTION
Millions ($)



0.55
8.35
10.00
8.00
6.00
4.00
2.00
2002
2003

Trinidad entered 2003 with an annual distribution of $.27. The distribution was increased to $.36 in February of 2003 and to $.42 in July. The Trust increased distributions again in November to $.54 per unit annually. The difference between funds flow from operations and available for distribution and the actual distribution was $.41 per unit. These funds have been retained in the Trust to fund future growth opportunities or debt repayment.

DISTRIBUTIONS

	2003	%	2002	%
Funds flow from operations	**15,743,076**	**100**	4,553,910	100
Distribution paid $ declared	**(8,352,005)**	**53**	(554,320)	12
Funds returned for growth, debt reduction & future distribution	**7,391,071**	**47**	3,999,590	88
Funds flow from operations per unit	**$ .86**		$ .45	
Distribution paid & declared per unit	**$ (.45)**		$ (.05)	
Funds retained per unit	**$ .41**		$ .40	
Annual distribution per unit at year end	**$ .54**		$ .27	

Converted and started paying distributions in November 2002.

As announced in a press release dated March 25, 2004, Trinidad again increased distributions to $.66 per unit annually based on strong activity levels.

CRITICAL ACCOUNTING ESTIMATES

This Management's Discussion and Analysis is based on the Trust's consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The Trust's significant accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgment. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Trust operates changes.


$70
MILLION CAPITAL
ASSET GROWTH



The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's property and equipment.

NEW ACCOUNTING STANDARDS

In 2003 the Canadian Institute of Chartered Accountants issued revised recommendations with respect to accounting for stock based compensation. The Trust elected to prospectively adopt the amendment. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. For rights granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense based on the intrinsic value at the grant date and for options granted in 2002, to disclose pro forma results as if the amended accounting standard had been adopted retroactively.

OUTLOOK

Activity levels for 2003 reached historical highs due to strong commodity pricing and tight supply and demand fundamentals. Despite the fact that the industry drilled 21,758 wells in 2003, the Western Canadian Sedimentary Basin saw a net decline in overall reserves. The impact of this is that continued drilling activity is required to meet current supply requirements.

Investment in new technology and efficiency must be implemented to continue to meet market demand for oil and gas commodities. Operators will continue to focus their drilling program on adding deeper reserves with lower decline rates and strong returns. Drilling activity is forecasted to exceed 20,000 wells in 2004 which would be approximately the same as the forecasted well count for 2003. Trinidad with its expanded rig fleet, its focus on accretive growth, and its operating performance is strongly positioned to capture market opportunities and create continued value for our unitholders.








NET CAPITAL ASSETS
Millions ($)
38.7
38.0
102.9
100.0
80.0
60.0
40.0
20.0
2001
2002
2003


TOTAL REVENUE
Millions ($)
27.2
27.5
62.4
80.0
64.0
48.0
16.0
2001
2002
2003


TOTAL ASSETS
Millions ($)


44.2
48.2
140.9
150.0
120.0
90.0
60.0
30.0
2001
2002
2003

RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors, such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current productions
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for most production or damages.

WE MANAGE THESE RISKS WITH A FIVE-PRONGED APPROACH:

1. Client satisfaction and relationship building.

We recognize that the success of any drilling company is based on a high level of customer satisfaction and strong business relationships. With our up-to-date fleet of rigs, Trinidad can complete wells with significant overall cost savings compared to wells completed with other rigs. We, in turn, are able to pass these savings on to the customer. In addition, we strive to hire top quality people. These high calibre employees are integral to our strategy of developing an understanding of the needs of our customers and then tailoring innovative, practical and cost effective solutions to meet these needs. Feedback is provided on a regular basis by internal performance evaluations, including feedback from customers, which assists us in assessing how well the objectives are being met.

2. Adoption and implementation of technology.

The drilling industry is constantly evolving through advances in technology, which translates into cost savings and production and performance improvements. We continuously monitor the industry to keep pace with and implement appropriate technological advances. In addition, we strive to promote and develop internal advances, some of which may be proprietary in nature. Trinidad's rig and historical utilization record attests to this.

3. Creation of economic efficiencies.

We recognize that having top calibre employees and high quality equipment are important building blocks for a successful drilling company. Effective management also involves creating the optimum blend of equipment utilization and revenue streams to reap maximum economic returns. Such planning underlies all of our operations.

4. Emphasis on growth and diversification.

As part of a growth strategy, we evaluate acquisition and construction opportunities to add quality rigs to the fleet. The ability to acquire or construct rigs for our fleet is constrained by Trinidad's ability to finance such acquisitions, the availability of drilling rig construction contracts, as well as the availability to obtain rigs at acceptable prices. In addition to rig acquisition and construction opportunities, to the extent that the market provides value enhancing opportunities for the corporation, we are considering acquiring and constructing assets to develop lines of business that compliment our current operations, such as our recent diversification into the oil and gas well servicing rig sector.

5. Safety & environment.

We have made safety a focus in all aspects of our operations. In addition to protecting the well-being of employees, a safe workplace increases employee efficiency and prevents costly downtime from injuries as well as workers compensation and other claims. We foster a safe work environment through our safety program, which includes training for employees, regular maintenance of equipment and routine safety inspections.

In addition, Trinidad protects its unitholders and the financial position of the company by carrying public liability insurance. This provides coverage for damage to, or destruction of, company owned assets and the replacement or repair of those assets at the company's replacement costs.





WESTERN CANADIAN DRILLING ACTIVITY

	1998	1999	2000	2001	2002	2003
Number of wells drilled	9,744	12,148	17,649	18,110	15,707	**21,758**
Total metres drilled (000's)	12,078	13,154	19,252	19,397	16,521	**22,972**
Average well depth (metres)	1,240	1,083	1,091	1,071	1,052	**1,056**
Average industry rig utilization	45%	40%	55%	53%	39%	**53%**

Source: Daily Oil Bulletin



UNIT TRADING ($)
10
8
6
4
2
0
2002
2003
2004

TDG.UN




NET INCOME
Millions ($)
2.0
1.3
4.6
5.00
4.00
3.00
2.00
1.00
2001
2002
2003


557%
WORKING
CAPITAL
INCREASE

MANAGEMENT'S REPORT

Management is responsible for the preparation of the financial statements and the consistent presentation of all other financial information in this annual report. Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and the relevant and reliable information is produced in a timely manner.

External auditors, appointed by the unitholders, have examined the financial statements. Their report is presented below. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.



Lyle C. Whitmarsh
President
March 16, 2004



Brent J. Conway
Chief Financial Officer

AUDITORS' REPORT

To the Unitholders of Trinidad Energy Services Income Trust

We have audited the consolidated balance sheets of Trinidad Energy Services Income Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Alberta
March 16, 2004

CONSOLIDATED BALANCE SHEET

As at December 31st

	2003 $	2002 $
ASSETS		
Current assets		
Cash	**4,894,110**	570,706
Accounts receivable	**21,308,022**	7,893,516
Prepaid expenses	**69,198**	128,021
	26,271,330	8,592,243
Deposit on capital assets (note 12)	**10,869,167**	–
Capital assets (note 7)	**102,917,660**	38,480,685
Deferred finance costs (note 6)	**882,836**	1,102,000
	140,940,993	48,174,928
LIABILITIES		
Current liabilities		
Operating line of credit (note 8)	**–**	4,178,548
Accounts payable	**10,055,110**	3,026,386
Current portion of long term debt (note 9)	**7,081,819**	54,947
	17,136,929	7,259,881
Long term debt (note 9)	**35,127,703**	13,832,610
Future income taxes (note 10)	**5,048,467**	3,162,004
	57,313,099	24,254,495
UNITHOLDERS' EQUITY		
Unitholders' capital (note 11)	**79,093,121**	18,874,467
Contributed surplus (note 3)	**3,242,000**	–
Accumulated trust distributions (note 4)	**(8,906,325)**	(554,320)
Accumulated earnings	**10,199,098**	5,600,286
	83,627,894	23,920,433
	140,940,993	48,174,928

See the accompanying Notes to the Consolidated Financial Statements



Michael E. Heier
Director



Kevin Bennett
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

Years ended December 31st

	2003 $	2002 $
Revenue		
Operating	**62,338,242**	27,489,477
Expenses		
Operating	**38,498,281**	18,945,153
General and administrative	**5,502,001**	2,896,250
Unit based compensation (note 3)	**3,427,000**	–
	47,427,282	21,841,403
Earnings before interest and amortization	**14,910,960**	5,648,074
Depreciation and amortization	**5,824,505**	2,157,604
Interest	**2,265,207**	978,939
Income before income taxes & re-organization expenses	**6,821,248**	2,511,531
Re-organization expenses (note 6)	**–**	(818,179)
Income taxes (note 10)		
Current	**(335,973)**	(115,225)
Future	**(1,886,463)**	(647,341)
Future taxes – re-organization expenses	**–**	324,162
Net income	**4,598,812**	1,254,948
Accumulated earnings – beginning of year	**5,600,286**	4,345,338
Accumulated earnings – end of year	**10,199,098**	5,600,286
Earnings per unit		
Basic	**.25**	.12
Diluted	**.25**	.12

See the accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31st

	2003 $	2002 $
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the year	**4,598,812**	1,254,948
Items not affecting cash		
Depreciation and amortization	**5,824,505**	2,157,604
Unit based compensation	**3,427,000**	–
Loss on sale of assets	**6,296**	–
Future income taxes	**1,886,463**	323,179
Re-organization expenses	**–**	818,179
Cash flow before change in non-cash working capital	**15,743,076**	4,553,910
Net change in non-cash operating working capital (note 13)	**(10,025,173)**	(1,705,449)
Re-organization expenses (note 6)	**–**	(418,179)
	5,717,903	2,430,282
INVESTING ACTIVITIES		
Increase in deposits on capital assets	**(10,869,167)**	–
Acquisition of assets of Saturn Drilling	**(16,650,000)**	–
Acquisition of assets of Bear Drilling	**(41,000,000)**	–
Increase in capital assets	**(12,440,383)**	(1,510,402)
Proceeds from dispositions	**47,368**	–
Change in non-cash working capital item – accounts payable	**3,698,214**	–
	(77,213,968)	(1,510,402)
FINANCING ACTIVITIES		
(Decrease) increase in line of credit	**(4,178,548)**	2,673,579
Increase (decrease) in long term debt – net	**28,316,368**	(2,368,412)
Net proceeds from unit issues	**60,033,654**	34,097
Debt financing cost	**–**	(759,099)
Trust distributions	**(8,352,005)**	(554,320)
	75,819,469	(974,155)
Increase (decrease) in cash for the year	**4,323,404**	(54,275)
Cash – beginning of year	**570,706**	624,981
Cash – end of year	**4,894,110**	570,706

See the accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED NOTES OF FINANCIAL STATEMENTS
For the years ended December 31st

1. STRUCTURE OF THE TRUST

Organization
Trinidad Energy Services Income Trust ("Trust") is an unincorporated open-ended investment trust formed under the laws of the Province of Alberta. The Trust was formed by way of an arrangement ("the Arrangement") under the Business Corporations Act (Alberta) pursuant to an arrangement agreement dated August 8, 2002 between the Trust, Trinidad Drilling Ltd. and Trinidad Acquisition Corp., a wholly owned subsidiary of the Trust. The Arrangement involved the exchange of Trinidad Drilling Ltd. securities on a one to one basis for trust units of the Trust. The effective date of the Trust indenture was September 17, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
While the Trust commenced operations on September 18, 2002, these financial statements follow the continuity of interest basis of accounting as if Trinidad Energy Services Income Trust had always been a trust. This basis is intended to provide unitholders with meaningful financial information. As a result, certain comparative figures include Trinidad Drilling Ltd. results from January 1, 2002 to September 17, 2002 and the Trust's results of operations from September 18, 2002 to December 31, 2002.

Principles of consolidation
The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

Use of estimates
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition
Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets
Capital assets are recorded at cost. Drilling rigs are depreciated using a unit of production method based on 3,300 drill days (estimated salvage value of 10%). Drilling pipe and collars are depreciated using a unit of production method based on 1,300 drilling days (without salvage value). Well servicing rigs are depreciated on a straight-line basis over 15 years. Office furniture and shop equipment are depreciated on a straight-line basis over five years. Automotive equipment is depreciated on a straight-line basis over four years (estimated salvage value of 10%). Inventory of spare parts and tubulars are carried at the lower of cost and replacement value. Cost is determined according to the specific item method.

Financial instruments
The Trust's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable, operating line of credit and long term debt. It is management's opinion that the Trust is not exposed to significant interest, currency, or credit risks other than such risk relating to debt and the operating line of credit which varies with prime and a 1% change in prime, would affect after tax earnings by approximately $270,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Per unit data
Earnings per unit is calculated using the weighted-average number of units outstanding during the year. Diluted calculations have been completed using the treasury method in accordance with Canadian generally accepted accounting principles.

Unit based compensation
The Trust has established a Trust Unit Incentive Rights Plan (the "Plan") to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. It is not possible to determine the fair value for the rights granted under the Plan using a traditional option pricing model. Compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights.

Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price and other factors. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements.

Income tax
The Trust follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on income that is not distributed or distributable to the unitholders. The Trust intends to allocate all taxable income to the unitholders.

Deferred financing cost
Costs associated with obtaining financing are deferred and amortized on a straight-line basis over five years. The amortization is included in depreciation and amortization expense.

3. CHANGE IN ACCOUNTING POLICY

Unit based compensation plan
The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted using a traditional option pricing model, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

For rights granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense based on the intrinsic value at the grant date and, for options granted in 2002, to disclose pro forma results as if the amended accounting standard had been adopted retroactively. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to rights granted in 2002. The pro forma results are disclosed in Note 11.

As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $3,427,000 and contributed surplus increased by $3,242,000 and unitholder capital increased by $185,000. See Note 11 for additional information regarding the nature of the plan.

CONSOLIDATED NOTES OF FINANCIAL STATEMENTS

4. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	2003	2002
Cash flow before change in non-cash working capital	**$ 15,743,076**	$ 4,553,910
Cash distributions paid and declared	**8,352,005**	554,320
Funds retained for growth capital expenditures and future distributions	**7,391,071**	3,999,590
Cash distributions paid during the year	**$ 7,094,260**	$ 554,320
Distributions declared and payable	**1,257,745**	–
Accumulated trust distributions – beginning of the year	**554,320**	–
Accumulated trust distributions – end of the year	**$ 8,906,325**	$ 554,320

5. ACQUISITIONS

a) Acquisition of assets of Saturn Drilling
On April 9, 2003 Trinidad Drilling purchased substantially all the assets of Saturn Drilling for $16.7 million plus acquisition costs of $1.1 million. The trust issued 4,615,385 units at $2.60 per unit for gross issue proceeds of $12.0 million.

	2003
Purchase price	**$ 16,650,000**
	$ 16,650,000
Financed as follows:	
New equity raised net of issue costs	**$ 10,860,000**
Debt financing	**5,790,000**
	$ 16,650,000

b) Acquisition of assets of Bear Drilling
On July 15, 2003 Trinidad Drilling purchased substantially all the assets of Bear Drilling for $41.0 million, $40.0 million of which was paid in cash and $1.0 million in trust units. The trust issued 6,944,444 units at $3.60 per unit for gross issue proceeds of $25.0 million plus 277,778 units were issued to Bear Drilling shareholders at $3.60 for a total of $1.0 million.

	2003
Purchase price	**$ 41,000,000**
	$ 41,000,000
Financed as follows:	
New equity raised net of issue costs	**$ 24,454,000**
Debt financing	**16,546,000**
	$ 41,000,000

6. DEFERRED FINANCING AND RESTRUCTURING COST

	Cost	Accumulated Amortization	**2003 Net Book Value**	2002 Net Book Value
Deferred financing costs	$ 1,164,695	$ 281,859	**$ 882,836**	$ 1,102,000

During 2002 restructuring costs totaling $818,179 were charged to earnings. These costs were related to the reorganization of share capital into trust units. The cash component of the restructuring cost charged to earnings was $418,179 the remaining $400,000 relates to value assigned to the trust units issued to complete the arrangement. In addition, debt financing costs $1,164,695 have been capitalized of which $764,695 represented the cash component of the debt financing cost and $400,000 relates to the value assigned to the trust units issued to complete the debt financing. The restructuring costs were paid through cash consideration of $1,182,874 and the issuance of 500,000 trust units at $1.60 per unit.

7. CAPITAL ASSETS

	Accumulated Cost $	**2003 Net Amortization $**	**2003 Net Book Value $**	2002 Net Book Value $
Rigs and equipment	111,392,025	**10,718,369**	**100,673,656**	36,988,980
Automotive and other equipment	2,439,211	**683,237**	**1,755,974**	966,053
Inventory – rig equipment	488,030	**-**	**488,030**	525,652
	114,319,266	**11,401,606**	**102,917,660**	38,480,685

8. OPERATING LINE OF CREDIT

The Trust has a demand operating credit facility for the lesser of 75% of accounts receivable and $15,000,000, which is payable on demand and bears interest at prime plus 0.25% per annum (December 31, 2003 – prime rate 4.5%). Advances are made under this credit facility based on trade receivables, and the loan is secured by a charge over accounts receivable. The Trust has provided a letter of guarantee against this facility to another financial institution in the amount of $175,000.

9. LONG-TERM DEBT

	2003 $	2002 $
G.E. Capital (a)	**41,532,952**	13,678,312
G.M.A.C. (b)	**79,316**	122,598
Ford Credit (c)	**597,254**	86,647
	42,209,522	13,887,557
Less: Current portion of long term debt	**(7,081,819)**	(54,947)
	35,127,703	13,832,610

(a) During 2003 the Trust increased its term credit facility to a $45.0 million (2002 – $30.0 million) non-reducing term facility held by G.E. Capital. The facility requires monthly interest payments based on the one month banker's acceptance rate plus 3.95%. The facility is renewable annually based on the Trust maintaining compliance with standard debt covenants. To the extent that the facility is not renewed the debt repayments would be amortized over 48 months. The facility is secured by a general security agreement covering all Trust assets. On February 20, 2004 the term credit facility was increased to $65.0 million.

At December 31, 2003, $6.9 million is recorded as current portion of long term debt, representing the portion that would become due in the current year if G.E. Capital did not renew the facility. The Trust is in compliance with the debt covenants and therefore expects the facility to be renewed.

(b) The G.M.A.C. loan is amortized over 36 months at an interest rate of 2.9%.

(c) The Ford Credit loan is amortized over 48 months at an interest rate varying from 0% to 9%.

10. INCOME TAXES

Income tax expense varies from the amounts calculated by applying the Canadian combined Federal and Provincial corporate income tax rate for each of the years due to the following differences:

	2003 **$**	2002 $
Corporate Tax Rate	**37.34%**	39.24%
Net income before tax after trust re-organization expenses	**6,821,248**	1,693,352
Tax expense at statutory rate	**2,547,054**	664,471
Tax reduction arising from trust income distribution	**(1,834,496)**	(254,016)
Non deductible expenses – unit based compensation	**1,279,642**	–
Effect of change in expected tax rate	**(92,491)**	(87,276)
Large corporation tax expense	**335,973**	115,225
Other	**(13,246)**	–
Total tax expense	**2,222,436**	438,404

The liability for future income taxes on the Trust's balance sheet is comprised of the following temporary differences:

	2003 **$**	2002 $
Net book value in excess of undepreciated capital cost of assets	**5,109,534**	3,265,362
Tax benefit related to financing costs	**(61,067)**	(103,358)
Future income tax liability	**5,048,467**	3,162,004

11. UNITHOLDERS' CAPITAL

Authorized
Unlimited number of trust units, voting, participating

Share capital issued and outstanding

	2003		2002	
	Number of shares	**Amount $**	Number of shares	Amount $
Common shares – opening balance	–	–	10,035,849	18,040,370
Common shares issued per plan arrangement	–	–	500,000	800,000
Common shares issued on conversion of options	–	–	22,625	34,097
Converted to trust units September 17, 2002	–	–	(10,558,474)	(18,874,467)
Common shares – ending balance	–	–	–	–

Unitholders' capital issued and outstanding

	2003		2002	
	Number of units	**Amount $**	Number of units	Amount $
Unitholders' capital – opening balance	**10,558,474**	**18,874,467**	–	–
Trust units issued on conversion	**–**	**–**	10,558,474	18,874,467
Trust units issued – Saturn purchase	**4,615,385**	**10,860,230**	–	–
Trust units issued – Bear purchase	**7,222,222**	**24,453,966**	–	–
Trust units issued for cash	**5,050,506**	**23,702,034**	–	–
Trust units issued on options exercised	**503,294**	**1,202,424**	–	–
Unitholders' capital – ending balance	**27,949,881**	**79,093,121**	10,558,474	18,874,467

The per trust unit amounts for 2003 were calculated based on the weighted average number of units outstanding of 18,084,880 (2002 – 10,189,113). In the current year the calculated additional diluted units are 275,758 (2002 – 21,101) due to the dilutive impact of employee and directors rights and options.

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

All options issued shall vest in equal proportions over a period of three years from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The options will have an exercise price not exceeding the closing trading price for the common shares (units) on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law.

The following table sets out unit options that are outstanding:

	2003		2002	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding – beginning of year	**890,302**	**1.91**	740,927	1.97
Granted during the year	**–**	**–**	172,000	1.58
Exercised during the year	**(430,696)**	**1.89**	(22,625)	1.51
Returned during the year	**(107,512)**	**2.10**	–	
Outstanding – end of year	**352,094**	**1.97**	890,302	1.91

	Options outstanding		Options exercisable	
Grant Date	Options outstanding	Weighted average exercise price	Options exercisable	Weighted average exercise price
May 4, 2001	204,760	2.25	204,760	2.25
May 24, 2002	147,334	1.58	90,904	1.58
Total	352,094	1.97	295,664	2.01

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the year ended December 31, 2003 would be to decrease net income by $40,000 (2002 – $23,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

Trust Unit Rights Incentive plan

On May 2, 2003 the Trust established the Trust Unit Rights Incentive Plan for unit rights to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. There are 763,979 rights reserved for issuance under the Trust Unit Rights Incentive Plan subject to amendments by the trust unitholders, provided that the number of rights reserved for issuance does not exceed 10% of the trust units outstanding at the time.

Rights granted vest 50% immediately and 25% on the first and second year from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The rights will have an exercise price not exceeding the closing trading price for the common shares (units) on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law. The exercise price of rights is to be adjusted downwards from time to time by the amount, if any, that the distributions to unitholders in any calendar quarter exceed 2% (8% annually) of the Trust's net book value of capital assets.

The following table sets out unit options that have been granted since the adoption of the Trust Unit Rights Incentive Plan and are still outstanding:

	2003		2002	
	Number of rights	**Weighted average exercise price**	Number of rights	Weighted average exercise price
Outstanding – beginning of year	**0**	**1.91**	–	–
Granted during the year	**1,909,603**	**4.04**	–	–
Exercised during the year	**(72,598)**	**2.78**	–	–
Returned during the year	**(4,133)**	**3.35**	–	–
Outstanding – end of year	**1,832,872**	**4.09**	–	–

	Rights outstanding		Rights exercisable	
Grant Date	Rights outstanding	Weighted average exercise price	Rights exercisable	Weighted average exercise price
May 2, 2003	627,156	2.78	337,377	2.78
August 5, 2003	742,031	4.37	371,016	4.37
November 20, 2003	463,685	5.41	231,843	5.41
Total	1,832,872	4.09	940,236	3.22

12. COMMITMENTS

The Trust has several operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

	2003 $
2004	**369,191**
2005	**362,055**
2006	**355,055**
2007	**355,055**
2008	**355,055**

The Trust has entered into a contract to purchase two telescopic double rigs at a purchase price of $14.2 million. The deposit on rig equipment of $10.9 million has been paid towards this equipment with the remaining $3.3 million due after completion of construction. Subsequent to year end both rigs were delivered.

13. SUPPLEMENTAL INFORMATION

Change in non-cash operating working capital

	2003 $	2002 $
Accounts receivable	**(13,414,506)**	(3,497,182)
Prepaid expenses	**58,823**	(63,006)
Accounts payable	**3,330,510**	1,854,739
	(10,025,173)	(1,705,449)

Change in non-cash investing working capital

	2003 $	2002 $
Accounts payable for capital accruals	**3,698,214**	–

Cash transactions

	2003 $	2002 $
Taxes paid	**164,167**	125,225
Interest paid	**1,501,455**	978,939

These amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

14. SUBSEQUENT EVENTS

On March 15, 2004 the Trust purchased substantially all the assets of Arrow Drilling for $45.0 million. The acquisition was financed through the issuance of $18 million in exchangeable shares and $27 million in new trust units. The Trust issued 4,096,154 trust units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

15. COMPARATIVE BALANCES

Certain comparative numbers have been reclassified to conform to this year's presentation.

FIVE YEAR SUMMARY DATA

($ except where noted)	2003	2002	2001	2000	1999
Revenue	**62,338,242**	27,489,477	27,207,114	13,556,763	4,624,917
Operating expense	**38,498,281**	18,945,153	18,379,683	8,907,373	3,304,504
Margin	**23,839,961**	8,544,324	8,827,431	4,649,390	1,320,413
Margin %	**38%**	31%	32%	34%	29%
General & administrative	**5,502,001**	2,896,250	2,285,567	1,039,742	546,383
Unit based compensation	**3,427,000**	–	–	–	–
EBITDA [1]	**14,910,960**	5,648,074	6,541,864	3,609,648	774,030
EBITDA %	**24%**	21%	24%	27%	17%
Depreciation	**5,824,505**	2,157,604	1,851,780	882,402	428,211
EBIT [2]	**9,086,455**	3,490,470	4,690,084	2,727,246	345,819
Interest	**2,265,207**	978,939	1,241,312	819,949	290,583
Earnings before taxes [5]	**6,821,248**	2,511,531	3,448,772	1,907,297	55,236
Income taxes [5]	**2,222,436**	762,566	1,457,989	383,144	103,543
Net income [5]	**4,598,812**	1,748,965[6]	1,990,783	1,524,153	(48,307)
Per unit (share) – basic [5]	**.25**	.17	.20	0.23	(0.02)
Accumulated earnings – end of period	**10,199,098**	5,600,286	4,345,338	2,354,555	830,402
Return on equity [3]	**9.0%**	7.3%	8%	12.9%	(0.1%)
Cash flow before change in					
non-cash working capital	**15,743,076**	4,553,910	5,165,810	2,741,948	463,932
Per unit (share) – fully diluted	**.86**	.45	.51	.41	.13
Net book value per unit (share) – basic					
As at year end [4]	**2.99**	2.27	2.23	$2.03	$1.47
Weighted average unit (share) – basic	**18,084,880**	10,189,113	10,022,981	7,029,077	3,224,832
Weighted average unit (share) – fully diluted	**18,360,628**	10,210,214	10,022,981	7,029,077	3,224,832
Units (shares) outstanding end of year – basic	**27,949,881**	10,558,474	10,035,849	9,994,839	4,840,499
Units (shares) outstanding end of year					
– fully diluted	**28,225,629**	10,558,474	10,035,849	9,994,839	4,840,499
Financial position					
Working capital	**9,134,401**	1,332,362	(1,074,895)	(108,938)	(69,407)
Current ratio	**1.53 to 1**	1.18 to 1	.83 to 1	.98 to 1	.97 to 1
Net capital assets	**102,917,660**	37,955,033	38,658,044	28,840,554	15,833,078
Total assets	**140,940,993**	48,174,928	44,157,119	34,719,620	18,305,699
Capital additions	**70,090,383**	1,397,495	11,665,372	13,888,854	10,078,287
Long term debt (net of current portion)	**35,127,703**	13,832,610	12,358,615	6,886,770	7,015,371
Long term debt to equity	**.47 to 1**	.58 to 1	.55 to 1	.34 to 1	.99 to 1
Unitholders' (Shareholders') equity	**83,627,894**	23,920,433	22,385,208	20,332,873	7,115,128
Number of drilling rigs owned					
and operated (end of period)	**21**	12	12	8	6
Number of service rigs owned					
and operated (end of period)	**8**	8	8	8	–
Drilling rigs					
Number of operating days (spud to release)	**3,936**	1,890	1,670	1,106	448
Utilization (operating days) as					
percentage of calendar days	**63%**	43%	43%	48%	34%
Industry utilization average per CAODC	**53%**	39%	53%	55%	40%
Service rigs					
Operating hours	**19,579**	15,492	16,104	n/a	n/a
Trinidad well servicing	**67%**	53%	55%	n/a	n/a
CAODC well servicing	**56%**	49%	54%	n/a	n/a
Wells drilled in western Canada	**19,851**	14,459	18,485	16,485	10,605

Notes:

[1] EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

[2] EBIT is EBITDA less depreciation and amortization.

[3] Return on equity was calculated by dividing net income by quarterly weighted average unitholders' (shareholders') equity.

[4] Book value per unit was calculated by dividing unitholders' (shareholders') equity by number of units (shares) outstanding at end of year.

[5] 1999 data represents the 13-month period ended December 31, 1999.

[6] Net income before re-organization expenses.

TRINIDAD

ENERGY SERVICES INCOME TRUST

SUITE 1810, 540 – 5TH AVENUE SW, CALGARY, ALBERTA T2P 0M2
PHONE: [403] 265.6525 FAX: [403] 265.4168

4810 – 62ND AVENUE, LLOYDMINSTER, ALBERTA T9V 2E9
PHONE: [780] 875.1414 FAX: [780] 875.1930